UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 thereunder

Commission File Number: 000-55875

Nestbuilder.com Corp.

(Exact name of registrant as specified in its charter)

Nevada	82-3254264
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

588 West 400 South, Suite #110

Lindon, Utah 84042

(Address of principal executive offices)

(801) 406-6740

(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

Nestbuilder.com Corp.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being provided for informational purposes only. No vote or other action of the stockholders of Nestbuilder.com Corp. is required in connection with this Information Statement. No proxies are being solicited and you are requested not to send us a proxy.

GENERAL

This Information Statement is being mailed on or about December 2, 2022 by Nestbuilder.com Corp., a Nevada corporation (“we”, “us”, “Nestbuilder” or the “Company”) to holders of record at the close of business on December 2, 2022 of shares of our common stock, par value $0.0001 per share (the “Common Stock”), in connection with the transaction described below, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement is being sent as notice of a change in the majority of our Board of Directors (the “Board”).

On December 1, 2022, pursuant to an Agreement and Plan of Merger, dated as of December 1, 2022, by and among Nestbuilder, NB Merger Corp., a Delaware corporation and a direct, wholly owned subsidiary of Nestbuilder (“Merger Sub”), Renewable Innovations, Inc., a Delaware corporation (“Renewable Innovations”), Lynn Barney, as the representative of Renewable Innovations’ securityholders, and Alex Aliksanyan, as the Nestbuilder representative, Nestbuilder acquired Renewable Innovations through the merger of Merger Sub with and into Renewable Innovations (the “Merger”), with Renewable Innovations continuing as the surviving corporation and becoming a wholly owned subsidiary of Nestbuilder.

In connection with the Merger, we intend to file articles of merger with the Nevada Secretary of State to change our name to Renewable Innovations, Inc. pursuant to a parent/subsidiary merger between us (as “Nestbuilder.com Corp.”) and our wholly-owned non-operating subsidiary, Renewable Innovations, Inc., which was established for the purpose of giving effect to this name change.

Immediately prior to the Merger, there were 6,090,580 shares of our Common Stock issued and outstanding and warrants outstanding to acquire up to an aggregate of 10,135,000 shares of our Common Stock. As a result of the Merger, we issued to the shareholders of Renewable Innovations an aggregate of 2,155,684 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share, each share of which is convertible into 100 shares of our Common Stock, which represents a 93% ownership interest based on our fully-diluted capitalization immediately following the Merger. As a result of the foregoing transactions, we underwent a change of control on December 1, 2022.

In connection with the closing of the Merger, the following changes to the Board occurred on December 1, 2022 (the “Closing Date”), which will result in a change of a majority of the members of the Board:

●	Thomas M. Grbelja and William McLeod resigned as members of the Board, effective on the Closing Date;

●	Robert L. Mount was appointed as a member of the Board, effective on the Closing Date;

●	Lynn Barney was appointed as a member of the Board, effective 10 days after the mailing of this Information Statement to our shareholders; and

●	Alex Aliksanyan resigned as a member of the Board, effective 10 days after the mailing of this Information Statement to our shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

As of December 1, 2022, there were 6,090,580 shares of our Common Stock issued and outstanding. Each share of our Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 1, 2022, certain information with respect to our equity securities owned of record or beneficially by (i) each officer and director; (ii) each person who owns beneficially more than 5% of each class of our outstanding equity securities; and (iii) all directors and executive officers as a group.

Common Stock
Name and Address	Amount of Beneficial Ownership (1)	Percent of Class (2)

Robert L. Mount (3)(6)(8)	120,524,050	95.19%

Lynn Barney (4)(6)(8)	71,583,189	92.16%

Alex Aliksanyan (5)(7)(8)(9)	398,827	6.55%

All Officers and Directors as a Group (3 Persons)	192,506,066	97.13%

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 under the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any warrant, stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2)	Based on 6,090,580 shares of Common Stock issued and outstanding as of December 1, 2022. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(3)	Includes 120,524,050 shares of Common Stock underlying 1,205,240.50 shares of Series A Convertible Preferred Stock which are convertible within 60 days of the date of this Information Statement.

(4)	Includes 71,583,189 shares of Common Stock underlying 715,831.89 shares of Series A Convertible Preferred Stock which are convertible within 60 days of the date of this Information Statement.

(5)	Excludes 2,945,000 shares of Common Stock underlying warrants that are not exercisable within 60 days of the date of this Information Statement.

(6)	Unless otherwise noted, the address of each beneficial owner is c/o Renewable Innovations, Inc., 588 West 400 South, Suite #110, Lindon, Utah 84042.

(7)	Unless otherwise noted, the address is c/o Nestbuilder.com Corp., 201 W. Passaic Street, Suite 301, Rochelle Park, NJ 07662.

(8)	Indicates an officer and/or director of the Company. Mr. Barney’s appointment as a director will be effective 10 days after the mailing of this Information Statement to our shareholders.

(9)	Mr. Aliksanyan submitted his resignation as a director, effective 10 days after this Information Statement is mailed to our shareholders.

Changes in Control

On December 1, 2022, pursuant to an Agreement and Plan of Merger, dated as of December 1, 2022, by and among Nestbuilder, NB Merger Corp., a Delaware corporation and a direct, wholly owned subsidiary of Nestbuilder (“Merger Sub”), Renewable Innovations, Inc., a Delaware corporation (“Renewable Innovations”), Lynn Barney, as the representative of Renewable Innovations’ securityholders, and Alex Aliksanyan, as the Nestbuilder representative, Nestbuilder acquired Renewable Innovations through the merger of Merger Sub with and into Renewable Innovations (the “Merger”), with Renewable Innovations continuing as the surviving corporation and becoming a wholly owned subsidiary of Nestbuilder.

In connection with the Merger, we intend to file articles of merger with the Nevada Secretary of State to change our name to Renewable Innovations, Inc. pursuant to a parent/subsidiary merger between us (as “Nestbuilder.com Corp.”) and our wholly-owned non-operating subsidiary, Renewable Innovations, Inc., which was established for the purpose of giving effect to this name change.

Immediately prior to the Merger, there were 6,090,580 shares of our Common Stock issued and outstanding and warrants outstanding to acquire up to an aggregate of 10,135,000 shares of our Common Stock. As a result of the Merger, we issued to the shareholders of Renewable Innovations an aggregate of 2,155,684 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share, each share of which is convertible into 100 shares of our Common Stock, which represents a 93% ownership interest based on our fully-diluted capitalization immediately following the Merger. As a result of the foregoing transactions, we underwent a change of control on December 1, 2022.

DIRECTORS AND EXECUTIVE OFFICERS

Identification of Current Executive Officers and Current and Incoming Directors of the Company

The following sets forth information about our directors and executive officers as of the date of this Information Statement and the individuals who have been appointed to serve as our directors, effective 10 days after the mailing of this Information Statement to our shareholders:

Name	Age	Position
Robert L. Mount (1)	67	Chief Executive Officer, President and Director
Lynn Barney (2)	75	Chief Financial Officer, Secretary and Director
Alex Aliksanyan (3)	72	Director

(1) On December 1, 2022, Mr. Mount was appointed to serve as our Chief Executive Officer, President, and a director, effective immediately.

(2) On December 1, 2022, Mr. Barney was appointed to serve as our Chief Financial Officer and Secretary, effective immediately, and as a director, effective 10 days after the mailing of this Information Statement to our shareholders.

(3) On December 1, 2022, Mr. Aliksanyan resigned as our Chief Executive Officer, effective immediately, and as a director, effective 10 days after the mailing of this Information Statement to our shareholders.

Robert L. Mount, age 67, was appointed on December 1, 2022 to serve as our Chief Executive Officer, President and a director, effective immediately. Mr. Mount has been the Chief Executive Officer, President and a director of Renewable Innovations, Inc., now our wholly-owned subsidiary, since its inception in June 2019. Prior to Renewable Innovations, for 24 years through December 2020, Mount was the Chief Executive Officer of Power Innovations, Inc., and remained an employee there until March 31, 2021.

Mr. Mount has 45 years of dynamic, entrepreneurial, and driven results-oriented leadership with a strong track record as the originator, facilitator, and builder of world-class technology in the power industry. Bob is keenly aware of market opportunities and has a strong propensity towards strategic implementation of ideas and programs. He addresses upcoming market needs and trends with innovative and technologically sound solutions, and he is always ready to step up to diverse challenges to capitalize on new market opportunities.

Industry Leadership

Fuel Cell & Hydrogen Energy Association (FCHEA), Director

●	Stationary Power Working Group, Chair
●	Government Affairs Committee, Member
●	Communications and Marketing Committee, Member

Center for Hydrogen Safety (CHS), Member

●	H2 Equipment and Component Failure Rates Committee, Member
●	H2 Safety Credential Committee, Member
●	Asia-Pacific Hydrogen Safety Conference, Co-Chair

US Hydrogen Roadmap

●	US Hydrogen Roadmap Research, Study Team Member
●	US Hydrogen Roadmap Steering Committee, Member

US Department of Energy

●	Hydrogen & Fuel Cell Technical Advisory Committee (HTAC) (Appointment Only by the DOE / Reports to the Secretary of Energy, 2017-2020)
●	National Renewable Energy Lab - Research Partner in collaboration with Daimler and Hewlett-Packard Enterprises
●	Intermountain Western Alternative Fuel Corridor, Member
●	New Zealand Hydrogen Association, Member

Education: Brigham Young University, Drexel University: Engineering (Electrical, Aerospace / Mechanical)

Lynn B. Barney, age 75, was appointed on December 1, 2022 to serve as our Chief Financial Officer and Secretary, effective immediately, and as a director, effective 10 days after the mailing of this Information Statement to our shareholders. Mr. Barney has been the Chief Financial Officer, Secretary and a director of Renewable Innovations, Inc., now our wholly-owned subsidiary, since its inception in June 2019. Prior to Renewable Innovations, Mr. Barney served as the Chief Financial Officer of Power Innovations from 2001 to 2015 when he retired and became a private investor in real estate and was a co-founder of Renewable Innovations with Mr. Mount.

Mr. Barney has extensive experience in business having founded a commercial bank in Utah after working for the largest bank in the state. After selling the bank, he served as the CEO of a publicly traded laser company which was listed on the Pink Sheets. Under his leadership, the company (BriteSmile) developed the world’s first laser tooth whitening procedure. He guided that company to the full list of the American Stock Exchange where it became the number one growth stock on all three exchanges in the first quarter of 1996 which led to his interview by Mark Haines on CNBC’s Squawk Box on May 29, 1996. In 2001, Mr. Barney became an early investor in Power Innovations. In 2014, Mr. Barney was the lead in closing the sale of the Company to LiteOn Technologies.

Education: BA, MBA University of Utah (Management and Finance).

Alex Aliksanyan resigned on December 1, 2022 as our Chief Executive Officer, effective immediately, and as a director, effective 10 days after the mailing of this Information Statement to our shareholders. Mr. Aliksanyan has served as a director since our inception. From October 28, 2017 to August 17, 2018, he served as our President. From August 17, 2018 to April 20, 2020, he served as our Chief Executive Officer. On February 4, 2022, Mr. Aliksanyan was again appointed to serve as our Chief Executive Officer. Mr. Aliksanyan has more than 25 years of strategic technology planning, implementation and marketing experience. Mr. Aliksanyan previously served as Chief Executive Officer and President of iCruise.com, which he founded in 2000. Prior to iCruise.com, Mr. Aliksanyan served as a marketing consultant for several brands such as Citibank, Disney and Hillshire Farms and held executive marketing positions at Nestle and Altria Inc. He is considered a pioneer in the travel industry in the area of e-commerce. Mr. Aliksanyan received his Bachelor of Physics degree from New York University and an advanced degree in marketing from the Stern School of Business in New York.

Significant Employees

We have no significant employees other than the officers and directors described above.

Family Relationships

There are no family relationships among our current and incoming officers, directors or persons nominated for such positions.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has been involved in the following:

(1) A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4) Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them, except that each of Alex Aliksanyan, Thomas M. Grbelja, and William McLeod did not timely file a Form 4 in connection (a) their acquisition of shares of our Common Stock and common stock purchase warrants on February 4, 2022, and (b) their acquisition of shares of our Common Stock upon the exercise of common stock purchase warrants on May 5, 2022. In addition, William McLeod did not timely file a Form 4 in connection with his acquisition of shares of our Common Stock on February 28, 2022.

Code of Ethics

We have not adopted a written code of ethics, primarily because we believe and understand that our officers and directors adhere to and follow ethical standards without the necessity of a written policy.

Committees of the Board of Directors

We do not presently have a separately designated standing audit committee, compensation committee, nominating committee, executive committee or any other committees of our Board. The functions of those committees are currently undertaken by our Board.

Related Party Transactions

Convertible Notes and Warrants

From December 10, 2020 through January 27, 2021, we entered into a Securities Purchase Agreement (“SPA”), by and among us and the purchasers named thereunder, pursuant to which we issued to each of seven investors, including three executive officers and directors, a Senior Convertible Promissory Note in the principle amount of up to $10,000 (collectively, the “2021 Notes”) and a Common Stock Purchase Warrant to purchase up to 50,000 shares of our Common Stock at an exercise price of $0.10 per share (collectively, the “2021 Warrants”). The investors included Alex Aliksanyan, our former Chief Executive Officer and a current director until 10 days after the mailing of this Information Statement to our shareholders, Thomas M. Grbelja, our former Chief Financial Officer and director, and William McLeod, our former Secretary and director.

The 2021 Notes accrued interest at the rate of 10.0% per annum and matured on July 31, 2022. In addition, the holders of the 2021 Notes had the right, at their option, at any time, to convert the principal amount of the 2021 Notes, and any accrued interest, into our Common Stock at a conversion rate of $0.07 per share.

On February 7, 2022, we issued a total of 1,336,343 shares of our Common Stock to the holders of the 2021 Notes, including three executive officers and directors, pursuant to Note Conversion and Warrant Amendment Agreements, which, among other things, converted their 2021 Notes. In connection with the foregoing, Alex Aliksanyan, our former Chief Executive Officer and a current director until 10 days after the mailing of this Information Statement to our shareholders, received 93,322 shares of our Common Stock; Thomas Grbelja, our former Chief Financial Officer and director, received 150,020 shares of our Common Stock; and William McLeod, our former Secretary and director, received 155,754 shares of our Common Stock.

Each 2021 Warrant was exercisable in whole or in part, at any time or from time to time, before December 31, 2022. Each 2021 Warrant was only exercisable with respect to the then-vested shares of our Common Stock underlying each 2021 Warrant. Each 2021 Warrant vested with respect to five (5) shares of our common for each dollar advanced to us under the Note issued with each 2021 Warrant. Pursuant to the Note Conversion and Warrant Amendment Agreements, we amended the 2021 Warrants issued to each holder thereof to reduce the exercise price per share from $0.10 per share to $0.02 per share.

On May 5, 2022, we issued a total of 335,505 shares of our Common Stock to the holders of the 2021 Warrants, including three executive officers and directors, in connection with the exercise of the 2021 Warrants. Each of the 2021 Warrants was exercised at $0.02 per share. In connection with the foregoing, Alex Aliksanyan, our former Chief Executive Officer and a current director until 10 days after the mailing of this Information Statement to our shareholders, received 30,505 shares of our Common Stock; Thomas Grbelja, our former Chief Financial Officer and director, received 50,000 shares of our Common Stock; and William McLeod, our former Secretary and director, received 50,000 shares of our Common Stock.

Restricted Stock Award Agreements

On February 4, 2022, we issued a total of 1,375,000 shares of restricted Common Stock to five individuals, including three executive officers and directors, pursuant to Restricted Stock Award Agreements. Each of Alex Aliksanyan, our former Chief Executive Officer and a current director until 10 days after the mailing of this Information Statement to our shareholders, Thomas Grbelja, our former Chief Financial Officer and director, and William McLeod, our former Secretary and director, received an award of 275,000 shares of restricted Common Stock.

Pursuant to the terms of the Restricted Stock Award Agreements, the restricted Common Stock vests in a series of eight (8) successive equal quarterly installments beginning on the date of grant, provided that the grantee continuously provides services to us as an employee, officer, director, contractor or consultant through the applicable vesting date. The foregoing vesting schedule is subject to acceleration in the event of the service provider’s death, disability, termination without cause, or a change in control of the Company.

Common Stock Purchase Warrants

On February 4, 2022, we issued Common Stock Purchase Warrants to five individuals, including three executive officers and directors, for the purchase of up to an aggregate of 9,025,000 shares of our Common Stock (the “2022 Warrants”). Alex Aliksanyan, our former Chief Executive Officer and a current director until 10 days after the mailing of this Information Statement to our shareholders, was issued warrants to purchase up to 2,525,000 shares of our Common Stock. Thomas Grbelja, our former Chief Financial Officer and director, was issued warrants to purchase up to 1,975,000 shares of our Common Stock. William McLeod, our former Secretary and director, was issued warrants to purchase up to 575,000 shares of our Common Stock.

Each 2022 Warrant is exercisable, to the extent vested, for a period of five years from the date of issuance, into shares of our Common Stock, subject to a 9.99% beneficial ownership limitation, at an exercise price of $0.0925 per share or by a cashless exercise in which the holder is entitled to receive a number of underlying shares equal to the quotient obtained by dividing (A-B) (X) by (A), where (A), (B) and (X) have the definitions set forth in the 2022 Warrant.

Pursuant to the terms of the 2022 Warrants, 1/4th of the total number of shares underlying the warrants will vest and become exercisable on the first anniversary of the date of issuance, and an additional l/12th of the total number of remaining shares underlying the warrants will vest and become exercisable on each of the monthly anniversaries thereafter, in each case, so long as the holder continues to be a service provider of us. The foregoing vesting schedule is subject to acceleration in the event of the service provider’s death, disability, termination without cause or a change in control of the Company.

On May 26, 2022, we entered into a First Amendment to Common Stock Purchase Warrant with the holders of the 2022 Warrants, including Alex Aliksanyan, Thomas Grbelja and William McLeod, pursuant to which we amended the 2022 Warrants to reduce the exercise price per share from $0.0925 per share to $0.062 per share.

On July 13, 2022, we entered into a Second Amendment to Common Stock Purchase Warrant with the holders of the 2022 Warrants, including Alex Aliksanyan, Thomas Grbelja and William McLeod, pursuant to which we amended the 2022 Warrants to reduce the exercise price per share from $0.062 per share to $0.045 per share.

Purchase of Common Stock

On February 28, 2022, we entered into a Stock Purchase Agreement with William McLeod, our former Secretary and director, for the purchase of 125,000 shares of our Common Stock, at a per-share purchase price of $0.08 per share, for a total of $10,000.

Amendments to 2019 Warrants

On May 26, 2022, we entered into a First Amendment to Common Stock Purchase Warrant with six individuals, including three executive officers and directors, pursuant to which we amended a Common Stock Purchase Warrant dated August 20, 2019 held by each such individual, to reduce the exercise price per share from $0.20 per share to $0.062 per share. The executive officers and directors were Alex Aliksanyan, our former Chief Executive Officer and current director until 10 days after the mailing of this Information Statement to our shareholders, Thomas Grbelja, our former Chief Financial Officer and director, and William McLeod, our former Secretary and director.

On July 13, 2022, we entered into a Second Amendment to Common Stock Purchase Warrant with six individuals, including three executive officers and directors, pursuant to which we amended a Common Stock Purchase Warrant dated August 20, 2019, as amended by that certain First Amendment to Common Stock Purchase Warrant dated May 26, 2022, held by each such individual, to reduce the exercise price per share from $0.062 per share to $0.045 per share. The executive officers and directors were Alex Aliksanyan, our former Chief Executive Officer and current director until 10 days after the mailing of this Information Statement to our shareholders, Thomas Grbelja, our former Chief Financial Officer and director, and William McLeod, our former Secretary and director.

No Other Transactions

Currently, there are no contemplated transactions that the Company may enter into with our current or incoming officers, directors or affiliates. If any such transactions are contemplated, we will file such disclosure in a timely manner with the SEC on the proper form so that any such transaction is available for the public to view.

The Company has no formal written employment agreement or other contracts with our current or incoming officers and directors and there is no assurance that the services to be provided by them will be available for any specific length of time in the future. The amounts of compensation and other terms of any full-time employment arrangements would be determined, if and when, such arrangements become necessary.

Review, Approval or Ratification of Transactions with Related Persons

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

Director Independence

For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The OTCQB on which shares of our Common Stock are quoted does not have any director independence requirements. The NASDAQ definition of “Independent Director” means a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

According to the NASDAQ definition, our incoming directors, Mr. Mount and Mr. Barney, will not be independent directors because they will also serve as executive officers of the Company.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the chairman of the board and Chief Executive Officer positions should be separated or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board is primarily responsible for overseeing our risk management processes. The Board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Board Meetings and Committees; Annual Meeting Attendance

During the fiscal year ended November 30, 2021, the Board met on one occasion. The Company has no committees. We do not have a formal policy regarding frequency of Board meetings or annual meetings of shareholders.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our current or incoming directors, officers or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Narrative Disclosure of Executive Compensation

On August 17, 2018, we entered into employment agreements with Alex Aliksanyan, our former Chief Executive Officer and a director, and Thomas M. Grbelja, our former Chief Financial Officer, Secretary and a director.

Pursuant to the employment agreement with Alex Aliksanyan (the “Aliksanyan Employment Agreement”), Mr. Aliksanyan agreed to serve as our Chief Executive Officer, and we agreed to pay Mr. Aliksanyan an annual base salary of $120,000 per year. The initial term of the Aliksanyan Employment Agreement was 12 months, subject to extension by mutual agreement between us and Mr. Aliksanyan. On or about August 28, 2018, we entered into an oral agreement with Mr. Aliksanyan, as memorialized by a First Amendment to Employment Agreement dated September 25, 2018, pursuant to which Mr. Aliksanyan agreed to continue receiving his 2017 annual salary of $36,000 per year in exchange for continued employment and our agreement to adopt an employee stock option plan or similar plan for compensating, incentivizing, retaining and attracting employees prior to June 30, 2019, from which Mr. Aliksanyan would be eligible to receive equity securities from time to time in the discretion of our board of directors. On April 17, 2020, we terminated the employment of Alex Aliksanyan as our Chief Executive Officer, effective as of April 20, 2020. On April 20, 2020, we and Mr. Aliksanyan entered into that certain Separation and Release of Claims Agreement, dated April 20, 2020, whereby Mr. Aliksanyan terminated his Employment Agreement, dated August 17, 2018, as amended, and provided a release of claims to us in exchange for a lump sum payment equal to $1,500, representing one month of his base salary.

Pursuant to the employment agreement with Thomas M. Grbelja (the “Grbelja Employment Agreement”), Mr. Grbelja agreed to serve as our Chief Financial Officer, devoting a minimum of 50% of his time and attention to his duties as Chief Financial Officer. We agreed to pay Mr. Grbelja an annual base salary of $70,000 per year. The initial term of the Grbelja Employment Agreement was 12 months, subject to extension by mutual agreement between us and Mr. Grbelja. On or about August 28, 2018, we entered into an oral agreement with Mr. Grbelja, as memorialized by a First Amendment to Employment Agreement dated September 25, 2018, pursuant to which Mr. Grbelja agreed to continue receiving his 2017 annual salary of $24,000 per year in exchange for continued employment and our agreement to adopt an employee stock option plan or similar plan for compensating, incentivizing, retaining and attracting employees prior to June 30, 2019, from which Mr. Grbelja would be eligible to receive equity securities from time to time in the discretion of our board of directors.

Summary Compensation Table

The following table sets forth information with respect to compensation earned by our former Chief Executive Officer, Chief Financial Officer and Secretary for the fiscal years ended November 30, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Alex Aliksanyan (1)	2020	19,790	-0-	-0-	-0-	-0-	-0-	-0-	19,790
Director	2021	10,440	-0-	-0-	-0-	-0-	-0-	-0-	10,440

Thomas M. Grbelja (2)	2020	18,540	-0-	-0-	-0-	-0-	-0-	-0-	18,540
CFO and Secretary	2021	6,540	-0-	-0-	-0-	-0-	-0-	-0-	6,540

William McLeod (3)	2020	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
President	2021	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	On October 28, 2017, Mr. Aliksanyan was appointed as our President. As compensation for such services, Mr. Aliksanyan received a salary of $36,000 per year. On August 17, 2018, we entered into an employment agreement with Mr. Aliksanyan, as amended by a First Amendment to Employment Agreement, pursuant to which we pay him a salary of $36,000 per year in exchange for his agreement to serve as our Chief Executive Officer. On April 17, 2020, we terminated the employment of Alex Aliksanyan as our Chief Executive Officer, effective as of April 20, 2020.

(2)	On October 28, 2017, Mr. Grbelja was appointed as our Treasurer and Secretary. As compensation for such services, Mr. Grbelja received a salary of $24,000 per year. On August 17, 2018, we entered into an employment agreement with Mr. Grbelja, as amended by a First Amendment to Employment Agreement, pursuant to which we pay him a salary of $24,000 per year in exchange for his agreement to serve as our Chief Financial Officer and Secretary, devoting a minimum of 50% of his time and attention to such duties.

(3)	Mr. McLeod was appointed as our President on August 17, 2018. Mr. McLeod does not have a written employment agreement and receives no salary for his services.

Officer and Director Compensation

On August 20, 2019, we issued Common Stock Purchase Warrants to the following officers and directors: Alex Aliksanyan, our Chief Executive Officer and a director, was issued warrants to purchase up to 420,000 shares of our Common Stock. Thomas Grbelja, our Chief Financial Officer, Secretary and a director, was issued warrants to purchase up to 230,000 shares of our Common Stock. William McLeod, our President and a director, was issued warrants to purchase up to 150,000 shares of our Common Stock.

Each Common Stock Purchase Warrant is exercisable, by its holder, in whole or in part, at any time between August 20, 2019 and August 20, 2024, into shares of our Common Stock as follows: (i) by a cash payment to us at a cash exercise price equal to $0.20 per share, or (ii) by notice of election to exercise the warrant in a cashless exercise to obtain a number of shares of our Common Stock computed using the following formula: X = Y(A-B)/A; where X = the number of shares of Common Stock to be issued to the holder, Y = the number of shares of Common Stock purchasable under the warrant, A = the fair market value of one share of Common Stock on the date of determination, and B = the per share exercise price of $0.20.

For the years ended November 30, 2021, and 2020, none of the members of our Board received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board for their services in that capacity.

Outstanding Equity Awards at Fiscal Year-End

We do not currently have a stock option or grant plan.

Shareholder Communications

Our Board has not established a formal process for stockholders to nominate directors or to send communications to members of the Board. The Board encourages shareholders to send communications to the Board or to individual members of the Board. Such communications, whether by letter, e-mail or telephone, should be directed to the Chairman of the Company, who will forward them to the intended recipients. However, unsolicited advertisements or invitations to conferences or promotional material, in the discretion of the Chairman or the Chairman’s designee, may not be forwarded to the directors. Stockholders who want to communicate with our Board can write to:

Nestbuilder.com Corp.

588 West 400 South, Suite #110

Lindon, Utah 84042

Attn: Chief Executive Officer and Chairman of the Board
Telephone: (801) 406-6740

Your letter should indicate that you are a stockholder of our company. Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 1, 2022	Nestbuilder.com Corp.

	By:	/s/ Robert L. Mount
	Name:	Robert L. Mount
	Title:	Chief Executive Officer